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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

First Capital Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

319430104

(CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 pages.

Exhibit Index located on Page 12	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 319430104	Page 2 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 315,800 9. Sole Dispositive Power 10. Shared Dispositive Power 315,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.22%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104	Page 3 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 187,000 9. Sole Dispositive Power 10. Shared Dispositive Power 187,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.68%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104                                                                                                              Page 4 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 20,800 9. Sole Dispositive Power 10. Shared Dispositive Power 20,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.41%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104                                                                                                                               Page 5 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 20,100 9. Sole Dispositive Power 10. Shared Dispositive Power 20,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.40%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104                                                                                                                          Page 6 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 35,900 9. Sole Dispositive Power 10. Shared Dispositive Power 35,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.71%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104                                                                                                                          Page 7 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 110,200 9. Sole Dispositive Power 10. Shared Dispositive Power 110,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 2.17%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104	Page 8 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 54,900 9. Sole Dispositive Power 10. Shared Dispositive Power 54,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.08%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104	Page 9 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 73,900 9. Sole Dispositive Power 10. Shared Dispositive Power 73,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.45%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 319430104	Page 10 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 315,800 9. Sole Dispositive Power 10. Shared Dispositive Power 315,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.22%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (“Common Stock”), of First Capital Bancorp, Inc. (the “Issuer”), a company incorporated in Georgia, with its principal office at 3320 Holcomb Bridge Road, N.W., Suite A, Norcross, Georgia 30092.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”) and Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MLC, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MLC, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, and (ix) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MLCO and MO. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, MHFII and MLC are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MO, MLCO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company (“2WTC”).

(b)    The address of the principal offices of each of MP, MHF, MHFII, MLC, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of 2WTC is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c)    The principal business of MP, MHF, MHFII and MLC is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MLC, MO and MLCO is $480,891, $464,725, $2,549,297, $849,818, $1,710,081 and $1,298,947 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 5,079,502 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on August 10, 2005:

(i)	MP beneficially owned 20,800 shares of Common Stock, constituting 0.41% of the shares outstanding.

(ii)	MHF beneficially owned 20,100 shares of Common Stock, constituting approximately 0.40% of the shares outstanding.

(iii)	MHFII beneficially owned 110,200 shares of Common Stock, constituting approximately 2.17% of the shares outstanding.

(iv)	MLC beneficially owned 35,900 shares of Common Stock, constituting approximately 0.71% of the shares outstanding.

(v)	MO beneficially owned 73,900 shares of Common Stock, constituting approximately 1.45% of the shares outstanding.

(vi)	MLCO beneficially owned 54,900 shares of Common Stock, constituting approximately 1.08% of the shares outstanding.

(vii)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MLC, MO and MLCO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 20,800 shares owned by MP, the 20,100 shares owned by MHF, the 110,200 shares owned by MHFII, the 35,900 shares owned by MLC, the 73,900 shares owned by MO, the 54,900 shares owned by MLCO or an aggregate of 315,800 shares of Common Stock, constituting approximately 6.22% of the shares outstanding.

(viii)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII and MLC, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 20,800 shares owned by MP, the 20,100 shares owned by MHF, the 110,200 shares owned by MHFII, and the 35,900 shares owned by MLC or an aggregate of 187,000 shares of Common Stock, constituting approximately 3.68% of the shares outstanding.

(ix)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 20,800 shares owned by MP, the 20,100 shares owned by MHF, the 110,200 shares owned by MHFII, the 35,900 shares owned by MLC, the 73,900 shares owned by MO and the 54,900 shares owned by MLCO, or an aggregate of 315,800 shares of Common Stock, constituting approximately 6.22% of the shares outstanding.

(x)	In the aggregate, the Reporting Persons beneficially own 315,800 shares of Common Stock, constituting approximately 6.22% of the shares outstanding.

(xi)	2WTC directly owned no shares of Common Stock.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MLCO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Each of MO and MLCO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each of MO and MLCO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)        During the 60 days prior to August 10, 2005:

MHF effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
14-Jun	Purchase	23.05	500
15-Jun	Purchase	23.10	400
16-Jun	Purchase	23.09	1,400
17-Jun	Purchase	23.10	1,400
20-Jun	Purchase	23.10	100
23-Jun	Purchase	23.10	700
27-Jun	Purchase	23.12	200
29-Jun	Purchase	23.15	400
6-Jul	Purchase	23.05	700
7-Jul	Purchase	23.05	600
8-Jul	Purchase	22.95	900
11-Jul	Purchase	23.05	900
12-Jul	Purchase	22.90	900
13-Jul	Purchase	22.75	900
14-Jul	Purchase	22.80	3,900
15-Jul	Purchase	22.65	100
21-Jul	Purchase	22.85	100
22-Jul	Purchase	22.85	300
29-Jul	Purchase	23.31	100
8-Aug	Purchase	23.93	200
10-Aug	Purchase	23.85	2,300

MHFII effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
14-Jun	Purchase	23.05	2,800
15-Jun	Purchase	23.10	2,100
16-Jun	Purchase	23.09	7,300
17-Jun	Purchase	23.10	7,300
20-Jun	Purchase	23.10	500
23-Jun	Purchase	23.10	3,600
27-Jun	Purchase	23.12	1,200
29-Jun	Purchase	23.15	2,300
6-Jul	Purchase	23.05	3,800
7-Jul	Purchase	23.05	3,500
8-Jul	Purchase	22.95	4,900
11-Jul	Purchase	23.05	4,900
12-Jul	Purchase	22.90	4,900
13-Jul	Purchase	22.75	4,900
14-Jul	Purchase	22.80	20,900
15-Jul	Purchase	22.65	500
21-Jul	Purchase	22.85	500
22-Jul	Purchase	22.85	1,300
29-Jul	Purchase	23.31	500
8-Aug	Purchase	23.93	3,200
10-Aug	Purchase	23.85	12,100

MLC effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
21-Jul	Purchase	22.85	1,500
22-Jul	Purchase	22.85	3,800
25-Jul	Purchase	23.00	400
28-Jul	Purchase	23.31	400
29-Jul	Purchase	23.31	3,600
1-Aug	Purchase	23.31	200
8-Aug	Purchase	23.93	9,800
9-Aug	Purchase	23.80	400
10-Aug	Purchase	23.85	15,800

MLCO effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
21-Jul	Purchase	22.85	2,500
22-Jul	Purchase	22.85	6,200
25-Jul	Purchase	23.00	700
28-Jul	Purchase	23.31	600
29-Jul	Purchase	23.31	5,400
1-Aug	Purchase	23.31	300
8-Aug	Purchase	23.93	14,800
9-Aug	Purchase	23.80	600
10-Aug	Purchase	23.85	23,800

MO effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
14-Jun	Purchase	23.05	1,800
15-Jun	Purchase	23.10	1,400
16-Jun	Purchase	23.09	4,800
17-Jun	Purchase	23.10	4,800
20-Jun	Purchase	23.10	300
23-Jun	Purchase	23.10	2,400
27-Jun	Purchase	23.12	700
29-Jun	Purchase	23.15	1,500
6-Jul	Purchase	23.05	2,500
7-Jul	Purchase	23.05	2,300
8-Jul	Purchase	22.95	3,300
11-Jul	Purchase	23.05	3,300
12-Jul	Purchase	22.90	3,300
13-Jul	Purchase	22.75	3,300
14-Jul	Purchase	22.80	14,100
15-Jul	Purchase	22.65	300
21-Jul	Purchase	22.85	300
22-Jul	Purchase	22.85	1,000
29-Jul	Purchase	23.31	300
8-Aug	Purchase	23.93	2,700
10-Aug	Purchase	23.85	8,300

MP effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
14-Jun	Purchase	23.05	600
15-Jun	Purchase	23.10	400
16-Jun	Purchase	23.09	1,500
17-Jun	Purchase	23.10	1,500
20-Jun	Purchase	23.10	100
23-Jun	Purchase	23.10	700
27-Jun	Purchase	23.12	200
29-Jun	Purchase	23.15	400
6-Jul	Purchase	23.05	700
7-Jul	Purchase	23.05	600
8-Jul	Purchase	22.95	900
11-Jul	Purchase	23.05	900
12-Jul	Purchase	22.90	900
13-Jul	Purchase	22.75	900
14-Jul	Purchase	22.80	3,900
15-Jul	Purchase	22.65	100
21-Jul	Purchase	22.85	100
22-Jul	Purchase	22.85	300
29-Jul	Purchase	23.31	100
8-Aug	Purchase	23.93	200
10-Aug	Purchase	23.85	2,300

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2005

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

Sandler O’Neill Asset
MALTA OFFSHORE, LTD		Management LLC

By:	Sandler O’Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

MALTA MLC OFFSHORE, LTD.

By:	Sandler O’Neill Asset Management LLC	Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese President

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: August 15, 2005

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

Sandler O’Neill Asset
MALTA OFFSHORE, LTD		Management LLC

By:	Sandler O’Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

MALTA MLC OFFSHORE, LTD.

By:	Sandler O’Neill Asset Management LLC	Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese President